FOR IMMEDIATE RELEASE

ENTERRA ENERGY ENTERS INTO PURCHASE AND SALE ARRANGEMENTS TO ACQUIRE PRODUCING ASSETS IN OKLAHOMA

Acquisition will add approximately 5,500 barrels of oil equivalent per day with significant development potential

Enterra enters into Joint Venture with Petroflow Energy, Inc.

Calgary, AB-December 8, 2005 – Enterra Energy Trust ("Enterra")  (NASDAQ: EENC, TSX: ENT.UN) today announced that it is pursuing the acquisition of oil and gas assets producing approximately 5,500 boepd in Oklahoma.  The production is approximately 80% natural gas and 20% light oil.  Enterra has entered into agreements with a group of private sellers to acquire the assets including producing wells, undeveloped land and an operating company with its employees, equipment and infrastructure for total consideration of approximately US$246 million.  The agreements are subject to a number of conditions, including satisfactory completion of due diligence, title and environmental reviews and receipt of all required board and regulatory approvals.  There is the possibility that the sellers may be able to acquire small additional interests in the producing wells from their current working interest partners, which in turn would be purchased by Enterra.  At closing of the transactions, the purchase price will be adjusted based on the additional interests and production rates.  The purchase price will be paid through a combination of cash, the issuance of trust units of Enterra and the assumption of debt.  Subject to the satisfaction of all conditions to completion of the transactions, closing is expected to be January 6, 2006 with respect to one seller and February 28, 2006 with the remaining sellers.

Management of Enterra believes this transaction will be accretive immediately to cash flow on a per unit basis, net asset value on a per unit basis, production on a per unit basis and reserves on a per unit basis.  Anticipated benefits to unitholders from this transaction include the following:

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An increase of approximately 5,500 boepd bringing Enterra’s overall production to over 15,000 boepd with the potential for additional production adds from the acquisition of some of the working interest partners.

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More than 65,000 net acres of land of which over 40,000 net acres are undeveloped that currently have 18 drill ready locations, 40 well defined drilling locations and up to 50 possible additional drilling locations.

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Focused operations in Oklahoma.

As per Enterra’s business plan, these properties will be developed by way of joint venture.  JED Oil Inc. (AMEX: JDO) has done most of the development drilling for Enterra, however with the aggressive drilling program JED has scheduled over the next 18 months, JED will not be able to provide the necessary resources as its capital, and more importantly, people are dedicated to its existing 18 month drilling program.  As a result, Enterra plans to enter into a joint venture arrangement with Petroflow Energy Inc. to develop these properties to achieve their production potential.  Petroflow presented this acquisition opportunity to Enterra as a result of its relationship with Macon Resources Ltd.  Macon has been engaged by Enterra to provide management services to the Trust as well as to bring the Trust potential acquisitions.  Macon holds approximately a 10% interest in Petroflow Energy.

“This acquisition is consistent with and extends Enterra’s business plan, providing both existing production and substantial development opportunities,” said Keith Conrad, President and CEO of Enterra.  “We also hope to supplement our current staff by retaining the existing staff in Oklahoma once the acquisition closes.”

Kingsbridge Facility

In connection with the financing agreement Enterra entered into and announced in April 2005 with Kingsbridge Capital Limited ("Kingsbridge"), Enterra reported that it has drawn (U.S.) $13,333,332 for which it issued 689,079 trust units over the period from Nov. 15 to Dec. 8.  The term of this commitment is 24 months or until the total commitment of $100 million is drawn.  Enterra has registered the trust units as per the agreement.  Enterra's prospectus is available on the Systems for Electronic Document Analysis and Retrieval (SEDAR) and the EDGAR website of the US Securities and Exchange Commission.

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of new management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

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Enterra Energy Trust News Release

December 8, 2005

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, receipt of the necessary approvals by shareholders, the court or other regulatory bodies with respect to the anticipated acquisitions, the continued cooperation of the parties to the anticipated acquisitions, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of new management to achieve the anticipated benefits, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101.  Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC.  Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC’s standards for inclusion in documents filed with the SEC. (In addition, throughout this news release, Enterra makes reference to production volumes.  Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.)

“BOE/d” means barrel of oil equivalent per day.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

Company contacts:

Investor Relations:
Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, 403/213-2507

Linda Latman, 212/836-9609

Chairman

Andreas Marathovouniotis 212/836-9611

Keith Conrad, 403/539-4306

www.theequitygroup.com

President & CEO

John Kalman, 403/444-4423

CFO

www.enterraenergy.com